UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF May 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xinyuan Real Estate Co., Ltd.

Announcement Regarding Proposed Business Restructuring and Spin-off Plan; Invitation to Accede to Restructuring Support Agreement (RSA)

1.	Executive Summary

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) (“Xinyuan” or the “Company”) is pleased to announce that it is pursuing two strategic initiatives:

(i)	a proposed spin-off of its PRC real estate development operations (the “Spin-off”) and

(ii)	a proposed offshore debt restructuring (the “Restructuring”) by way of a scheme of arrangement under the laws of the Cayman Islands (the “Scheme”).

The Company believes these initiatives will collectively, unlock long-term value for stakeholders, enhance transparency, and strategically realign its business structure.

As of the date hereof, note holders representing approximately 25% in aggregate principal amount of the Scheme Notes (as defined below) have expressed support for the Restructuring by signing and acceding to the Restructuring Support Agreement (the “RSA”). In addition, the Company has further reached agreement on key terms for signing and acceding to the RSA in support of the Restructuring with other note holders representing in aggregate of approximately 30% in principal amount of the Scheme Notes. The Company views this as a significant milestone.

2.	Proposed Spin-off

In addition to the Restructuring, the Board has given preliminary approval to spin off the Company’s PRC real property development business into a standalone entity under an existing Cayman Islands subsidiary of the Company (the “Xin SpinCo”).

The Company believes the Spin-off will support the following strategic objectives of the Company:

•	To significantly reduce liabilities through a clean transfer of PRC real estate development operations, resulting in a marked improvement of the Company’s asset-liability ratio;

•	To protect and enhance the security of the Company’s assets, including its overseas businesses and property management business;

•	To enable the Company to refocus on its international operations, asset-light management business, and investment and financial services capabilities; and

•	To enable a professional and specialized operational structure under Xin SpinCo, which may later seek independent financing and development opportunities.

Key Transaction Terms:

•	The Spin-off will be accomplished through a distribution of shares in Xin SpinCo by the Company to the Company’s shareholders on a pro rata basis;

•	Xin SpinCo: a wholly owned subsidiary of the Company incorporated in the Cayman Islands which, upon completion of the Spin-off, will be a separate SEC-reporting company owned by shareholders of the Company who received shares of Xin SpinCo in the Spin-off;

•	Asset Transfer: Xin SpinCo will hold equity interests, land bank, and development rights of the Company’s real estate development operations in the PRC;

•	Transaction Efficiency: Prior to the Spin-off, Xin SpinCo is a special purpose vehicle to ensure legal and regulatory efficiency;

•	Post-Spin-off Ownership: The Company’s existing shareholders will hold shares of Xin SpinCo on a pro rata basis through an in-kind dividend declared by the Company; and

•	Timing: Expected to complete on or prior to December 15, 2025, subject to relevant approvals.

3.	Proposed Restructuring

In parallel, the Company is pursuing a consensual offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes, enhancing financial certainty.

Notes to be Restructured (collectively, the “Scheme Notes”):

•	14.5% senior notes due 2023 (ISIN: XS2176792658)

•	14.2% senior notes due 2023 (ISIN: XS2394748706)

•	14.0% senior notes due 2024 (ISIN: XS2290806954)

•	3.0% senior notes due 2027 (ISIN: XS2639416754)

Scheme Consideration:
Subject to the terms and conditions of the RSA, each Scheme Creditor (as defined in the RSA) will receive a combination of:

•	New Shares (to be issued by the Company);

•	New Perpetual Securities (to be issued by the Company); and

•	New Senior Notes (to be issued by the Xin SpinCo).

Creditors may elect their preferred combination, subject to cap and pro rata adjustments. As of the Restructuring Effective Date (as defined in the RSA), the Scheme Notes and related guarantees will be fully cancelled and released.

RSA Fee:

Consenting creditors who meet the requirements and conditions as set out in the RSA may be entitled to receive an RSA Fee (the “RSA Fee”). Details of such entitlement and conditions are outlined in the RSA.

Target Milestones:

•	Target Scheme Meeting Date: On or about October 31, 2025; and

•	Target Restructuring Effective Date: On or about December 15, 2025 (subject to the terms of the RSA and sanctions of the court of the Cayman Islands).

4.	Recent Progress and Milestones

•	The Board has preliminarily approved the Spin-off in principle and authorized the management to initiate related work;

•	Detailed financial and operational planning is in progress for the proposed Spin-off of the Xin SpinCo;

•	The RSA has been finalized with the initial consenting creditors; and

•	Approximately 25% of creditors (by principal amount of Scheme Notes held) have expressed support for the Restructuring by signing and acceding to the RSA.

5.	Invitation to Accede

In the interests of all parties involved in the proposed Restructuring, the Company sincerely invites all remaining holders of the outstanding Notes who have not yet acceded to the RSA to review the terms of the RSA and consider acceding to it as soon as practicable.

Holders of the Notes may accede to the RSA by submitting to D.F. KING LTD, in its capacity as the information agent in connection with the Restructuring under the RSA (the “Information Agent”), via the accession portal at https://clients.dfkingltd.com/xinyuan, a duly completed and executed Accession Letter along with valid evidence of beneficial holding.

The Information Agent will also be available to respond to any queries regarding the accession process (contact details will be provided in the RSA).

Safe Harbor Statement

This announcement contains forward-looking statements that are subject to risks and uncertainties, including those relating to the Restructuring, the contemplated Spin-off, and the expected timeline or outcomes thereof. These forward-looking statements are based on current expectations and assumptions, which may change. Actual results may differ materially from those expressed or implied. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

The issuance of shares and notes in connection with the Restructuring is being conducted through offshore transactions outside of the United States to non-U.S. persons (as defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)). No offer or sale of securities in the Restructuring is being made to U.S. persons.

The securities being distributed in the Spin-off and those offered and sold in the Restructuring have not been, and will not be, registered under the Securities Act or any state securities laws. The securities are being offered and sold pursuant to exemptions from the registration requirements of the Securities Act. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Stakeholders are advised to closely monitor future announcements issued by the Company regarding further progress of the Spin-off and the Scheme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: May 27, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer